UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G/A

(Amendment No. 1)

UNDER THE SECURITIES EXCHANGE ACT OF 19341

Nuvelo, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

67072M103

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

☒ Rule 13d-1(c)

[_] Rule 13d-1(d)

_____________

1    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67072M103                                                       13G                                                                Page 2 of 10 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ridgeback Capital Investments Ltd. 00-0000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) [_]
(b) [_]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** [_]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.		TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 67072M103                                                       13G                                                                Page 3 of 10 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ridgeback Capital Management LLC 42-1684320
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) [_]
(b) [_]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** [_]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.		TYPE OF REPORTING PERSON** OO
** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 67072M103                                                       13G                                                                Page 4 of 10 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wayne Holman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) [_]
(b) [_]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER -0-
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES** [_]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.		TYPE OF REPORTING PERSON** IN
** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 67072M103                                                       13G                                                                Page 5 of 10 Pages

Item 1(a).	Name of Issuer.

Nuvelo, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Company’s principal executive offices are located at 201 Industrial Road, Suite 310, San Carlos, CA 94070-6211.

Items 2(a).	Name of Person Filing.

This statement is filed on behalf of the following persons with respect to shares of common stock of the Company (the “Shares”):

(i)           Ridgeback Capital Investments Ltd., a Cayman limited company (“RCI”), with respect to Shares beneficially owned by it;

(ii)          Ridgeback Capital Management LLC, a Delaware limited liability company (“RCM”), with respect to Shares beneficially owned by it; and

(iii)         Wayne Holman, an individual and owner of RCM, with respect to Shares beneficially owned by him.

The foregoing persons are hereinafter are referred to collectively as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address of the principal business office of each of the Reporting Persons is 430 Park Avenue, 12th Floor, New York, New York 10022.

Item 2(c).	Citizenship.

RCI is a Cayman Island limited company. RCM is a Delaware limited liability company. Wayne Holman is a United States citizen.

Item 2(d).	Title of Class of Securities.

Common stock, par value $.001 per share.

Item 2(e).	CUSIP Number.

67072M103

CUSIP No. 67072M103                                                       13G                                                                Page 6 of 10 Pages

Item 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d- 2(b) or (c), check whether the person filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Act,
(b)	[__]	Bank as defined in Section 3(a)(6) of the Act,
(c)	[__]	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	[__]	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	[__]	Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
(f)	[__]	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
(g)	[__]	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
(h)	[__]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	[__]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	[__]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The percentages used herein are calculated based upon 52,958,811 shares issued and outstanding, as of October 31, 2006, based upon the Company’s Form 10-Q for the quarterly period ended September 30, 2006. As of the close of business on December 31, 2006, the Reporting Persons beneficially owned shares of the Company’s common stock in the amounts and percentages listed below:

A.	Ridgeback Capital Investments Ltd.
(a)	Amount beneficially owned: -0-
(b)	Percent of class: 0%

CUSIP No. 67072M103                                                       13G                                                                Page 7 of 10 Pages

(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: -0-
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: -0-
B.	Ridgeback Capital Management LLC
(a)	Amount beneficially owned: -0-
(b)	Percent of class: 0%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: -0-
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: -0-
C.	Wayne Holman
(a)	Amount beneficially owned: -0-
(b)	Percent of class: 0%
(c)	(i)	Sole power to vote or direct the vote: -0-
	(ii)	Shared power to vote or direct the vote: -0-
	(iii)	Sole power to dispose or direct the disposition: -0-
	(iv)	Shared power to dispose or direct the disposition: -0-

Wayne Holman and RCM do not own any Shares directly. Pursuant to an investment management agreement, RCM maintains investment and voting power with respect to the securities held by RCI. Wayne Holman controls RCM. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Wayne Holman and RCM may be deemed to own beneficially all of the Shares held by RCI. Both Wayne Holman and RCM disclaim beneficial ownership of any of the securities covered by this statement.

CUSIP No. 67072M103                                                       13G                                                                Page 8 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 67072M103                                                       13G                                                                Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 5, 2007

*
Wayne Holman, individually

Ridgeback Capital Investments Ltd.
By:	*
Name: Wayne Holman
Title: Director

Ridgeback Capital Management LLC.
By:	*
Name: Wayne Holman
Title: Managing Member

*By:	/s/ Bud Holman
Bud Holman, Attorney-in-Fact Power of attorney filed as an exhibit hereto

CUSIP No. 67072M103                                                       13G                                                            Page 10 of 10 Pages

Exhibit Index

Exhibit Number	Exhibit Description
24.1	Power of Attorney
99.1	Joint Filing Agreement